UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Westport Innovations Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
960908309
(CUSIP Number of Class of Securities)
James R. Black
Davis Wright Tremaine
505 Montgomery Street, Suite 800
San Francisco, CA 94111
(415) 276-6508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,475,184 (1)(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,020,800 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,020,800 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%%(1)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) As of January 4, 2010.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 808,322 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 666,862 shares.
(3) Kevin Douglas has dispositive power with respect to 202,081 shares held by James E. Douglas, III and 343,535 shares held by the Douglas Family Trust.
(4) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwri ters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,475,184 (1)(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,020,800 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,020,800 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%(1)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) As of January 4, 2010.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 808,322 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 666,862 shares.
(3) Kevin Douglas has dispositive power with respect to 202,081 shares held by James E. Douglas, III and 343,535 shares held by the Douglas Family Trust.
(4) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the SEC on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwriters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		202,081 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

202,081 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,081 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%(1)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) As of January 4, 2010.
(2) Kevin Douglas shares dispositive power with respect to 202,081 shares held by James E. Douglas, III.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the SEC on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwriters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		808,322 (2)(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

808,322 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,322 (2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%(2)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) As of January 4, 2010.
(3) Kevin Douglas and his wife, Michelle Douglas, hold 808,322 shares jointly as the beneficiaries of the K&M Douglas Trust.
(4) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the SEC on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwriters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		343,535 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

343,535 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,535 (2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%(2)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2) As of January 4, 2010.
(2) Kevin Douglas has dispositive power with respect to 343,535 shares held by the Douglas Family Trust.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the SEC on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwriters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		666,862 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		666,862 (2)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,862 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2) As of January 4, 2010.
(3) Based on 38,278,840 shares of the Issuer’s common stock outstanding as of December 17, 2009, based on (a) 37,566,340 shares of the Issuer’s common stock to be outstanding immediately following the closing of the Issuer’s offering of common stock in December 2009, as reported in the Issuer’s Prospectus Supplement filed with the SEC on December 9, 2009 and (b) 712,500 shares of Issuer’s common stock issued to the underwriters of such offering on December 17, 2009 as reported on Issuer’s Form 6-K filed with the SEC on December 17, 2009.

Item 1.
(a)	Name of Issuer:
Westport Innovations Inc.

(b)	Address of Issuer’s Principal Executive Offices:
Suite 101 1750 West 75th Avenue Vancouver, British Columbia Canada V6P 6G2
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $1 per share

(e)	CUSIP NUMBER: 960908309

(2)(a)	NAME OF PERSONS FILING: K&M Douglas Trust Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 960908309

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable.

Item 4. Ownership
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.
Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2010	* Kevin Douglas
Kevin Douglas

Date: January 6, 2010	* Michelle Douglas
Michelle Douglas

Date: January 6, 2010	* James E. Douglas, III
James E. Douglas, III

K&M Douglas Trust
Date: January 6, 2010	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 6, 2010	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Dated: January 6, 2010	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 6, 2010	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: January 6, 2010	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 6, 2010	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

EXHIBIT A
JOINT FILING AGREEMENT
This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Westport Innovation Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 6, 2010	* Kevin Douglas
Kevin Douglas

Date: January 6, 2010	* Michelle Douglas
Michelle Douglas

Date: January 6, 2010	* James E. Douglas, III
James E. Douglas, III

K&M Douglas Trust
Date: January 6, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

Date: January 6, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Dated: January 6, 2010	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
	Title:	Trustee

Date: January 6, 2010	* Jean A. Douglas
By: Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: January 6, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

Date: January 6, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Davis Wheatman
Eileen Davis-Wheatman
Attorney-in-fact

LIMITED POWER OF ATTORNEY FOR
REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES
EXCHANGE ACT OF 1934
The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:
(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Westport Innovations Inc., a corporation formed under the laws of Alberta, Canada (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);
(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and
(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
The undersigned acknowledge that:
(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;
(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and
(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.
The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.
This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

The undersigned have caused this Limited Power of Attorney to be executed as of this 6th day of January, 2010.

Kevin Douglas
/s/ Kevin Douglas

Michelle Douglas
/s/ Michelle Douglas

James E. Douglas, III
/s/ James E. Douglas

K&M Douglas Trust
/s/ Kevin Douglas
By: Kevin Douglas
Title:	Trustee

/s/ Michelle Douglas
By: Michelle Douglas
Title:	Trustee

Douglas Family Trust
/s/ James E. Douglas
By: James E. Douglas, Jr.
Title:	Trustee

/s/ Jean A. Douglas
By: Jean A. Douglas
Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
/s/ Kevin Douglas
By: Kevin Douglas
Title:	Trustee

/s/ Michelle Douglas
By: Michelle Douglas
Title:	Trustee